Rule 424(b)(3)
                                                                   No. 333-76538


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 14, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of May 17, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after May 17, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On May 16, 2002, the Company acquired an interest in four Properties and on May 17, 2002, the Company acquired an interest in one Property, through a joint venture in which the Company owns an approximately 77% equity interest. The five Properties include two Brighton Gardens(R) by Marriott(R) Properties and three Marriott(R) MapleRidge Properties. The two Brighton Gardens Properties are the Brighton Gardens of Camarillo located in Camarillo, California, a suburb of Los Angeles, and the Brighton Gardens of Towson located in Towson, Maryland, a suburb of Baltimore. The Brighton Gardens of Camarillo is an assisted living/skilled nursing Property which opened in June 2000 and includes 90 assisted living units, 24 units for residents with Alzheimer's and related memory disorders, and 28 skilled nursing units. The Property is within ten miles of two hospitals and is adjacent to shopping areas. The Brighton Gardens of Towson is an assisted living Property which opened in June 2000 and includes 66 assisted living units and 23 units for residents with Alzheimer's and related memory disorders. The Property is within four miles of three hospitals and is near shopping areas and Towson University. Each facility's amenities include a common activities room and dining room, a beauty/barber shop, a library and professionally maintained gardens.

         The three Marriott MapleRidge Properties are the Marriott MapleRidge of Clayton located in Clayton, Ohio, northwest of downtown Dayton, the Marriott MapleRidge of Dartmouth located in Dartmouth, Massachusetts, 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts, and the Marriott MapleRidge of Laguna Creek, located in Elk Grove, California, a suburb of Sacramento, California. These three MapleRidge Properties are assisted living Properties. The Marriott MapleRidge of Clayton, which opened in March 2000, includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Property is within ten miles of four hospitals, a mall and other shopping areas. The Marriott MapleRidge of Dartmouth and the Marriott MapleRidge of Elk Grove, which opened in November 1999 and September 1999, respectively, include 58 and 56 assisted living units, respectively, and each includes 28 units for residents with Alzheimer's and related memory disorders. The Marriott MapleRidge of Dartmouth is within two miles of two hospitals and is near the Dartmouth Mall and other shopping areas. The Marriott MapleRidge of Elk Grove is within four miles of three hospitals and is adjacent to shopping and dining areas. Each facility's amenities include a common activities room and dining room, and professionally maintained gardens.

         As of May 17, 2002, the Company owned an interest in 11 Properties. All of the Properties owned by the Company are leased on a long-term, triple-net basis to operators of national retirement facilities.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on April 1 and May 1, 2002, payable in June 2002, representing an annualized distribution rate of 7.0%.







May 31, 2002                                      Prospectus Dated May 14, 2002

                                  THE OFFERINGS

GENERAL

         As of May 17, 2002, the Company had received aggregate subscriptions for 16,079,005 Shares totalling $160,790,054 in gross proceeds, including 46,913 Shares ($469,133) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and this offering. As of May 17, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $142,100,000. The Company used approximately $110,600,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $13,000,000 in Permanent Financing to invest approximately $131,700,000 in 11 retirement Properties. As of May 17, 2002, the Company had repaid the advances relating to its line of credit and had paid approximately $9,000,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $14,300,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Brighton Garden of Camarillo located in Camarillo, California, Brighton Gardens of Towson located in Towson, Maryland, Marriott MapleRidge of Clayton located in Clayton, Ohio, Marriott MapleRidge of Dartmouth located in Dartmouth, Massachusetts and Marriott MapleRidge of Laguna Creek located in Elk Grove, California. On May 16, 2002, a joint venture in which the Company owns an approximately 77% equity interest acquired a Brighton Gardens of Camarillo located in Camarillo, California (the "Camarillo Property") for $18,694,698 from Marriott Senior Living Services, Inc., a Brighton Gardens of Towson located in Towson, Maryland (the "Towson Property") for $14,452,319 from VSC, Inc., a Marriott MapleRidge of Dartmouth located in Dartmouth, Massachusetts (the "Dartmouth Property") for $9,488,304 from MSLS - MapleRidge, Inc. and a Marriott MapleRidge of Laguna Creek located in Elk Grove, California (the "Elk Grove Property") for $8,054,110 from MSLS - MapleRidge, Inc. In addition, on May 17, 2002, the joint venture acquired a Marriott MapleRidge of Clayton located in Clayton, Ohio, (the "Clayton Property") for $8,110,569 from MSLS - MapleRidge, Inc. Marriott International, Inc. owns the remaining equity interest in the joint venture. The wholly owned subsidiaries of the joint venture, which hold the Properties, plan to refinance approximately $23.5 million of the aggregate purchase price of the Properties with a commercial paper backed loan. Each joint venture shares in the costs and benefits of the joint venture in proportion to its percentage equity interest. The joint venture, as lessor, entered into five separate, long-term lease agreements relating to these Properties. The general terms of the lease agreements are described in "Business -- Description of Property Leases." The principal features of the leases are as follows:

o The initial term of each lease expires on May 16, 2017, except for the Clayton Property lease, which expires on May 17, 2017.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o Minimum annual rent for the first through fifth lease year is adjustable based upon the cost of debt and minimum joint venture distribution amounts. The rate will change from 9.14% to 10.50% of the joint venture's total cost to purchase each Property; 10.25% for the sixth lease year and thereafter.

o In addition to minimum rent, the leases require percentage rent equal to 10% of gross revenues in excess of the "Baseline Gross Revenues." The Baseline Gross Revenues will equal total revenues for the fifth lease year.

o Management fees payable to Marriott Senior Living Services, Inc. for operation of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties is subordinated to minimum rent due to the joint venture.

o The tenant of the five Properties has established reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Properties (the "FF&E Reserve"). Deposits to the FF&E Reserve are made every four weeks as follows: 1% of gross receipts for the first lease year; 2% of gross receipts for the second through fifth lease year; 3% of gross receipts for the sixth through 17th lease year; and 3.5% of gross receipts every lease year thereafter.

o Marriott International, Inc. has, with certain limitations, guaranteed the tenant's obligation to pay minimum rent under the leases. The guarantee terminates on the earlier of the end of the fifth lease year or at such time as the net operating income from the Properties equals or exceeds minimum rent due under the leases by 25% for any trailing 12-month period. The maximum amount of the guarantee is $5,880,000 and the guarantee covers minimum rent payments for the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties (collectively, the "Pooled Properties"). Net operating income from all of the Pooled Properties is pooled in determining whether the Pooled Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%.

o In addition, the leases for the Pooled Properties contain cross-default terms, meaning that if the tenant to any of the Pooled Properties defaults on its obligations under its leases, the joint venture will have the ability to pursue its remedies under the leases with respect to the Pooled Properties, regardless of whether the tenant of any such Property is under default under its lease.

         The approximate federal income tax basis of the depreciable portion of the five Properties is as follows:

                   Camarillo Property                $19,900,000
                   Towson Property                    15,400,000
                   Clayton Property                    8,600,000
                   Dartmouth Property                 10,100,000
                   Elk Grove Property                  8,600,000

         The Camarillo Property, which opened in June 2000, includes 90 assisted living units, 24 units for residents with Alzheimer's and related memory disorders, and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders as well as medical monitoring. Amenities include a common activities room and dining room, a private dining area, a beauty/barber shop, a TV parlor and a family visitation room. The Property is located in a suburb of Los Angeles and is within ten miles of two hospitals and is adjacent to shopping areas. The number of seniors in the ten-mile area surrounding the Camarillo Property is expected to grow by 19.5% between 2001 and 2006. Other senior living facilities located in proximity to the Camarillo Property include Aegis Assisted Living, Almavia of Camarillo, Camarillo Convalescent Hospital, Hillcrest Inn, Villa Los Posas and Wilshire Retirement Center.

         The Towson Property, which opened in June 2000, includes 66 assisted living units and 23 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing, medication reminders, health and wellness assessments, emergency call response and scheduled transportation. Amenities include a common activities room and dining room, a private dining area, a beauty/barber shop, a family visitation room, a wellness center and a laundry room. The Property is located in a suburb of Baltimore and is within four miles of three hospitals and is adjacent to shopping and dining areas. The number of seniors in the ten-mile area surrounding the Towson Property is expected to grow by 12.4% between 2001 and 2006. Other senior living facilities located in proximity to the Towson Property include Arden Courts, Catered Living of Cockville, HeartHomes at Lutherville, Morningside House of Satyr Hill and Sunrise Assisted Living of Towson.

         The Clayton Property, which opened in March 2000, includes 42 assisted living units and 42 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a common activities room and dining room, a recreation center and a wellness center. The Property is located northwest of downtown Dayton and is within ten miles of four hospitals, a mall and other shopping areas. The number of seniors in the ten-mile area surrounding the Clayton Property is expected to grow by 14.9% between 2001 and 2006. Other senior living facilities located in proximity to the Clayton Property include Alterra Sterling House of Englewood, The Gables Assisted Living, Hearth & Home Assisted Living and Sunrise of Englewood.

         The Dartmouth Property, which opened in November 1999, includes 58 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a common activities room and dining room, a recreation center and a wellness center. The Property is located 30 miles east of Providence, Rhode Island and 60 miles south of Boston, Massachusetts, and is within two miles of two hospitals and is near the Dartmouth Mall and other shopping areas. The number of seniors in the ten-mile area surrounding the Dartmouth Property is expected to grow by 13.8% between 2001 and 2006. Other senior living facilities located in proximity to the Dartmouth Property include Alden Place, Heritage at Dartmouth and The Inn at Clifton.

         The Elk Grove Property, which opened in September 1999, includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a common activities room and dining room, a recreation center and a wellness center. The Property is located in a suburb of Sacramento and is within four miles of three hospitals and is adjacent to shopping and dining areas. The number of seniors in the ten-mile area surrounding the Elk Grove Property is expected to grow by 20.3% between 2001 and 2006. Other senior living facilities located in proximity to the Elk Grove Property include Aegis of Carmichael, The Grand Court Sacramento, Primerose Sacramento and Regency Place. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods the facilities have been operational are as follows:

                                                                      Average           Revenue             Revenue
                                                                     Occupancy        per Occupied       per Available
        Property                 Location             Year             Rate               Unit               Unit
-------------------------    -----------------     ------------    --------------    ---------------    ----------------

Camarillo Property           Camarillo, CA              **2000         48.90%            $121.53            $  49.97
                                                       ***2001         82.20%             128.55              105.71
                                                      ****2002         76.00%             138.44              105.23

Towson Property              Towson, MD                 **2000         44.60%            $141.83            $  63.20
                                                       ***2001         70.70%             131.67               93.15
                                                      ****2002         76.80%             135.83              104.26

Clayton Property             Clayton, OH                **2000         31.50%            $107.00            $  33.68
                                                       ***2001         61.10%              98.06               59.96
                                                      ****2002         63.00%             107.38               67.61

Dartmouth Property           Dartmouth, MA               *1999         11.20%            $180.68            $  20.28
                                                        **2000         50.70%             110.36               55.90
                                                       ***2001         82.30%             115.55               95.13
                                                      ****2002         86.20%             123.64              106.58

Elk Grove Property           Elk Grove, CA               *1999         12.10%            $136.22            $  16.46
                                                        **2000         47.40%              97.30               46.16
                                                       ***2001         72.40%              99.72               72.24
                                                      ****2002         80.30%             103.08               82.79

* Data for the Dartmouth Property represents the period November 15, 1999 through December 31, 1999 and data for the Elk Grove Property represents the period September 22, 1999 through December 31, 1999.

** Data for the Camarillo Property represents the period June 12, 2000 through December 29, 2000, data for the Towson Property represents the period June 1, 2000 through December 29, 2000, data for the Clayton Property represents the period March 7, 2000 through December 29, 2000 and data for the Dartmouth and Elk Grove Properties represents the period January 1, 2000 through December 29, 2000.

*** Data for 2001 represents the period December 30, 2000 through December 28, 2001.

****     Data for 2002 represents the period December 29, 2001 through April 19,
         2002.

         In connection with the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties, the Company plans to borrow approximately $23,500,000 in the form of a commercial paper backed loan secured by the Properties with an anticipated interest rate of 150 basis points over commercial paper rate per annum. In conjunction with this transaction, the Company has engaged an Affiliate of the Advisor, which is majority owned by subsidiaries of CNL Financial Group, Inc., to act as its structuring agent (the "Structuring Agent"). The Structuring Agent will receive an origination fee equal to 2% of the amount of the loan with $100,000 payable upon engagement.

         The Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties are leased to a corporation of which Timothy S. Smick, a director of the Company until February 13, 2002, and Daniel Simmons, a former officer of the Company, are the principal shareholders. Marriott International, Inc. provides a limited guarantee of the tenant's obligations to pay minimum rent under the leases.

PENDING INVESTMENTS

         The Company has entered into an initial commitment to acquire a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its Affiliates lease office space. The Company's equity investment in the partnership is expected to be approximately $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. The remaining interest in the limited partnership is expected to be owned by several Affiliates of the Advisor.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of March 31, 2002                                              8

     Pro Forma Consolidated Statement of Earnings for the quarter ended March 31, 2002                      9

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                     10

     Notes to Pro Forma Consolidated Financial Statements for the quarter ended March 31,
        2002 and the year ended December 31, 2001                                                          11



                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to
(i) the receipt of $36,452,559 in gross offering proceeds from the sale of 3,645,256 additional shares for the period April 1, 2002 through May 17, 2002, assumed borrowings of $23,520,000 under mortgage notes payable, and the payment of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of March 31, 2002, to invest in a joint venture which will own five properties, as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on March 31, 2002.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the quarter ended March 31, 2002 and for the year ended December 31, 2001, include the historical operating results of the properties described in (ii) above, as well as five properties purchased by the Company prior to March 31, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the properties were acquired by the Company or (ii) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2002

                                                                                   Pro Forma
                         ASSETS                             Historical            Adjustments                  Pro Forma
                                                           --------------          -------------              -------------

Land, buildings and equipment on operating leases, net      $ 83,016,979            $58,800,000    (b)       $ 145,829,636
                                                                                      4,012,657    (b)
Cash and cash equivalents                                     38,228,940             36,452,559    (a)          40,518,272
                                                                                     (4,556,570 )  (a)
                                                                                     23,520,000    (b)
                                                                                    (58,800,000 )  (b)
                                                                                     (2,225,887 )  (b)
                                                                                       (600,770 )  (b)
                                                                                      8,500,000    (c)
Restricted cash                                                  322,399                     --                    322,399
Receivables                                                        6,416                     --                      6,416
Loan costs, net                                                   18,852                600,770    (b)             619,622
Accrued rental income                                            227,945                     --                    227,945
Other assets                                                   3,200,459              1,640,365    (a)
                                                                                      2,225,887    (b)           3,054,054
                                                                                     (4,012,657 )  (b)
                                                          --------------          -------------              -------------
                                                            $125,021,990           $ 65,556,354               $190,578,344
                                                          ==============          =============              =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Mortgages payable                                       $ 12,933,859           $ 23,520,000    (b)        $ 36,453,859
    Due to related parties                                     1,841,282                     --                  1,841,282
    Accounts payable and accrued expenses                         85,675                     --                     85,675
    Security deposits                                          3,204,875                     --                  3,204,875
    Rent paid in advance                                          79,248                     --                     79,248
                                                          --------------          -------------              -------------
          Total liabilities                                   18,144,939             23,520,000                 41,664,939
                                                          --------------          -------------              -------------

Minority interest                                                     --              8,500,000    (c)           8,500,000
                                                          --------------          -------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                     --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                     --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued
       12,453,749 and outstanding 12,446,137 shares;
       issued 16,099,005 and outstanding 16,091,393
       shares, as adjusted                                       124,461                 36,453    (a)             160,914
    Capital in excess of par value                           108,423,781             36,416,106    (a)         141,923,682
                                                                                     (2,916,205 )  (a)
    Accumulated distributions in excess of net earnings       (1,671,191 )                   --                 (1,671,191 )
                                                          --------------          -------------              -------------
          Total stockholders' equity                         106,877,051             33,536,354                140,413,405
                                                          --------------          -------------              -------------
                                                            $125,021,990           $ 65,556,354               $190,578,344
                                                          ==============          =============              =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          QUARTER ENDED MARCH 31, 2002

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                      --------------          -------------              -------------
Revenues:
    Rental income from operating leases                 $ 1,401,373              $ 2,154,315     (1)     $ 3,555,688
    FF&E Reserve income                                       9,335                   81,606     (2)          90,941
    Interest and other income                               257,053                 (257,001   ) (3)              52
                                                        ------------          ---------------           -------------
                                                          1,667,761                1,978,920               3,646,681
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                108,692                  314,771     (4)         423,463
    General operating and administrative                    246,839                       --                 246,839
    Asset management fees to related party                   65,228                  122,649     (5)         187,877
    Depreciation and amortization                           418,398                  633,209     (7)       1,051,607
                                                        ------------          ---------------           -------------
                                                            839,157                1,070,629               1,909,786
                                                        ------------          ---------------           -------------

Net earnings before minority interest                       828,604                  908,291               1,736,895

Minority interest                                                --                 (165,766   ) (8)        (165,766 )
                                                        ------------          ---------------           -------------

Net earnings                                              $ 828,604                $ 742,525             $ 1,571,129
                                                        ============          ===============           =============

Net Earnings Per Share of Common Stock
    (Basic and Diluted) (9)                                $   0.09                                        $    0.15
                                                        ============                                    =============


Weighted Average Number of Shares of Common
    Stock Outstanding (Basic and Diluted) (9)             9,682,887                                       10,212,586
                                                        ============                                    =============






See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 13,142,000     (1)    $ 14,867,018
    FF&E Reserve income                                      39,199                  183,249     (2)         222,448
    Interest and other income                               135,402                 (134,844   ) (3)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               13,190,405              15,090,024
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,056                2,351,580     (4)       2,456,636
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                  658,286     (5)         751,505
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (6)              --
    Depreciation and amortization                           535,126                3,539,144     (7)       4,074,270
                                                        ------------          ---------------           -------------
                                                            983,654                6,694,025               7,677,679
                                                        ------------          ---------------           -------------

Net earnings before minority interest                       915,965                6,496,380               7,412,345

Minority interest                                                --                 (629,779   ) (8)        (629,779 )
                                                        ------------          ---------------           -------------

Net earnings                                              $ 915,965              $ 5,866,601             $ 6,782,566
                                                        ============          ===============           =============

Net Earnings Per Share of Common Stock
    (Basic and Diluted) (9)                                $   0.38                                        $    0.74
                                                        ============                                    =============
Weighted Average Number of Shares of Common
    Stock Outstanding (Basic and Diluted) (9)             2,391,072                                        9,193,697
                                                        ============                                    =============



See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED MARCH 31, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $36,452,559 from the sale of 3,645,256 shares during the period April 1, 2002 through May 17, 2002, and payments of $4,556,570 for related acquisition fees of $1,640,365 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $2,733,942 (7.5% of gross proceeds) and marketing support and due diligence expense reimbursement fees of $182,263 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $38,106,657 of cash and cash equivalents and $23,520,000 of assumed borrowings under a mortgage note payable, to purchase five properties for $58,800,000, to pay $1,058,440 of acquisition fees on permanent financing (4.5% of permanent financing) and $1,167,447 in miscellaneous acquisition costs incurred in conjunction with the purchase of the properties and to pay loan costs of $600,770. Also represents reclassification of $1,691,693 in previously incurred miscellaneous acquisition costs and $2,320,964 in acquisition fees to land, buildings and equipment on operating leases.


                                                                                   Acquisition
                                                                                     Fees and
                                                                                  Closing Costs
                                                                                   Allocated to
                                                             Purchase Price         Investment            Total
                                                             ----------------     ---------------    ----------------

         Brighton Gardens in Camarillo, CA                      $ 18,694,698         $ 1,275,772        $ 19,970,470
         Brighton Gardens in Towson, MD                           14,452,319             986,262          15,438,581
         MapleRidge in Clayton, OH                                 8,110,569             553,485           8,664,054
         MapleRidge in Dartmouth, MA                               9,488,304             647,505          10,135,809
         MapleRidge in Elk Grove, CA                               8,054,110             549,632           8,603,742
                                                             ----------------     ---------------    ----------------

                                                                $ 58,800,000         $ 4,012,656        $ 62,812,656
                                                             ================     ===============    ================


(c) The properties in Camarillo, California; Towson, Maryland; Clayton, Ohio; Dartmouth, Massachusetts; and Laguna Creek, California (the "Joint Venture Properties") are owned through a consolidated joint venture (the "Joint Venture") in which the Company owns a 76.75 percent interest. Adjustment represents $8,500,000 of cash received from the minority partner for ownership of 23.25 percent of the Joint Venture.

Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases for the properties acquired by the Company as of May 17, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                    FOR THE QUARTER ENDED MARCH 31, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

         The following presents the actual date the Pro Forma Properties were acquired by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                      Date the
                                                                                      Property
                                                                                       Became
                                                                                   Operational as
                                                                                      a Rental
                                                           Date Acquired by         Property for          Purchase
                                                             the Company             Pro Forma             Price
                                                                                      Purposes
                                                         ---------------------    -----------------    ---------------

         Broadway Plaza in Arlington, TX                 November 9, 2001         January 1, 2001          $10,578,750
         Homewood Residence in Boca Raton, FL            November 9, 2001         January 1, 2001            9,672,000
         Holley Court Terrace in Oak Park, IL            February 11, 2002        January 1, 2001           18,469,275
         Homewood Residence in Coconut Creek, FL         February 11, 2002        January 1, 2001            9,687,563
         Heritage Club in Greenwood Village, CO          March 22, 2002           January 1, 2001           17,865,375
         Brighton Gardens in Camarillo, CA a             May 16, 2002             January 1, 2001           18,694,698
         Brighton Gardens in Towson, MD a                May 16, 2002             January 1, 2001           14,452,319
         MapleRidge in Clayton, OH a                     May 17, 2002             January 1, 2001            8,110,569
         MapleRidge in Dartmouth, MA a                   May 16, 2002             January 1, 2001            9,488,304
         MapleRidge in Elk Grove, CA a                   May 16, 2002             January 1, 2001            8,054,110

         The leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the properties.

         a Properties acquired through joint venture (see Note (c) above.)

(2) Represents reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Joint Venture Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts for the Pro Forma Period. The pro forma adjustment is based on the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the quarter ended March 31, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                    FOR THE QUARTER ENDED MARCH 31, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(4) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                                                                     Pro Forma               Pro Forma
                                                                                     Adjustment              Adjustment
                                                                                  for the Quarter           for the Year
                                   Mortgage                                       Ended March 31,          Ended December
                                     Loan                Interest Rate                  2002                  31, 2001
                                 -------------     --------------------------    -------------------     -------------------
         Holley Court              $12,974,397     Floating   at  350  basis          $89,626                 $932,266
         Terrace in Oak                            points  over  the  30-day
         Park, IL, maturing                        LIBOR,   with   a   LIBOR
         October 2003                              floor   of    3.50.    If
                                                   30-day LIBOR falls below
                                                   2.60, interest rate will be
                                                   30-day LIBOR plus 440 basis
                                                   points. During the Pro Forma
                                                   Period, the interest rate
                                                   varied from 6.22% to 8.00%.

         Joint Venture            $23,520,000      Floating   at  200  basis          $225,145               $1,419,314
         Properties,                               points  over  the rate of
         maturing May 2006                         commercial  paper  graded
                                                   A1 by Standard & Poors or F1
                                                   by Fitch IBCA. During the Pro
                                                   Forma Period, the interest
                                                   rate varied from 3.19% to
                                                   6.44%.

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $9,231 and $41,042 for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively.

(5) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(6) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statement of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                    FOR THE QUARTER ENDED MARCH 31, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(7) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $602,510 and $3,413,115 for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $30,699 and $126,029 for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:

                                                               Land              Building            FF&E
                                                          ----------------    ---------------    --------------

         Broadway Plaza in Arlington, TX                     $  1,343,538        $ 9,174,538         $  602,226
         Homewood Residence in Boca Raton, FL                   1,143,571          8,501,806            554,537
         Holley Court Terrace in Oak Park, IL                   2,126,678         16,781,522            442,830
         Homewood Residence in Coconut Creek, FL                1,668,988          7,916,031            554,639
         Heritage Club in Greenwood Village, CO                 1,798,124         15,942,119            934,375
         Brighton Gardens in Camarillo, CA                      1,911,174         17,568,023            491,273
         Brighton Gardens in Towson, MD                         1,477,472         13,581,320            379,789
         MapleRidge in Clayton, OH                                829,150          7,621,768            213,136
         MapleRidge in Dartmouth, MA                              969,997          8,916,471            249,341
         MapleRidge in Elk Grove, CA                              823,378          7,568,712            211,652

(8) Represents adjustment for the interest of the joint venture, a consolidated subsidiary in which the Company owns a 76.75% interest, for the Pro Forma Period.

                                                                                                  For the Year
                                                                   For the Quarter Ended              Ended
                                                                      March 31, 2002            December 31, 2001
                                                                   ----------------------     ----------------------
                 Revenues:
                     Rental income from operating leases                      $ 1,354,785                $ 5,937,872
                     FF&E Reserve income                                           81,606                    183,249

                 Expenses:
                     Interest                                                    (225,145 )               (1,419,314 )
                     Asset management fees to related parties                     (67,694 )                 (270,774 )
                     Depreciation and amortization                               (430,576 )               (1,722,303 )
                                                                   ----------------------     ----------------------

                 Net earnings of Joint Venture Properties                         712,976                  2,708,730
                 Minority interest ownership percentage                             23.25 %                    23.25 %
                                                                   ----------------------     ----------------------

                 Minority interest                                             $  165,766                 $  629,779
                                                                   ======================     ======================


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                    FOR THE QUARTER ENDED MARCH 31, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(9) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the quarter ended March 31, 2002 and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period April 1, 2002 through May 17, 2002, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the quarter ended March 31, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                   OF PROPERTIES ACQUIRED FROM MARCH 23, 2002
                              THROUGH MAY 17, 2002
                For the Year Ended December 31, 2001 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of the Property acquired by the Company between March 23, 2002 and May 17, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) and been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to March 23, 2002, see Appendix E to the Prospectus dated March 6, 2002.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                              Brighton Gardens      Brighton Gardens               MapleRidge                 MapleRidge
                                by Marriott            by Marriott                by Marriott                by Marriott
                               Camarillo (8)           Towson (8)                 Clayton (8)               Dartmouth (8)
                              ------------------ ------------------------    -----------------------    -----------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)              $1,323,565              $1,023,210                    $574,220                   $671,762

FF&E Reserve Income (2)            44,716                  34,568                      19,399                     22,695

Asset Management Fees (3)         (87,959  )              (67,998 )                   (38,160  )                 (44,643 )

Interest Expense (4)             (346,337  )             (267,742 )                  (150,256  )                (175,780 )

General and Administrative
    Expenses (5)                 (105,885  )              (81,857 )                   (45,938  )                 (53,741 )
                              ------------        ----------------             ---------------           ----------------

Estimated Cash Available from
    Operations                    828,100                 640,181                     359,265                    420,293

Depreciation and Amortization
    Expense (6) (7)              (595,036  )             (460,004 )                  (258,152  )                (302,005 )
                              ------------        ----------------             ---------------           ----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction              $ 233,064               $ 180,177                    $101,113                   $118,288
                              ============        ================             ===============           ================




                                  See Footnotes


                                                   MapleRidge
                                                   by Marriott
                                                  Elk Grove (8)                        Total
                                           ----------------------------- --- ---------------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                                      $570,223                     $ 4,162,980

FF&E Reserve Income (2)                                  19,265                         140,643

Asset Management Fees (3)                               (37,895 )                      (276,655 )

Interest Expense (4)                                   (149,210 )                    (1,089,325 )

General and Administrative
    Expenses (5)                                        (45,618 )                      (333,039 )
                                              ------------------               -----------------

Estimated Cash Available from
    Operations                                          356,765                       2,604,604

Depreciation and Amortization
    Expense (6) (7)                                    (256,356 )                    (1,871,553 )
                                              ------------------               -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                     $100,409                       $ 733,051
                                              ==================               =================



                                  See Footnotes

FOOTNOTES:

(1) Rental income does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Joint Venture Properties ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned at 1% of gross receipts for the first lease year and has been estimated based on historical gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(4) The Company is expected to obtain Permanent Financing of $23,520,000 related to the purchase of the Camarillo, Towson, Clayton, Dartmouth and Elk Grove Properties with an interest rate based on the commercial paper rate plus 200 basis points.

(5) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(6) The federal tax basis of the depreciable portion of each Property and the number of years the assets have been depreciated on the straight-line method are as follows:

                                                                                                   Furniture and
                                                                        Buildings                     Fixtures
                                                                       (27.5 years)                  (5-15 years)
                                                                      --------------             -------------------

         Camarillo Property                                            $17,568,023                      $491,273
         Towson Property                                                13,581,320                       379,789
         Clayton Property                                                7,621,768                       213,136
         Dartmouth Property                                              8,916,471                       249,341
         Elk Grove Property                                              7,568,712                       211,652

(7)      Loan  costs   totalling   $600,770  have  been   amortized   under  the
         straight-line method over the term of the loan.

(8) These Properties are owned by a consolidated joint venture in which the Company owns a 76.75% interest. For purposes of this table, the balances presented represent the 76.75% interest owned by the Company.

                      INDEX TO OTHER FINANCIAL INFORMATION


The following summarized financial information is filed as part of this report as a result of Marriott International, Inc. ("Marriott") guaranteeing lease payments for the tenant relating to six Properties owned, directly or indirectly, by the Company as of May 17, 2002. The summarized financial information presented for Marriott as of December 28, 2001 and December 29, 2000, and for each of the years ended December 28, 2001, December 29, 2000 and December 31, 1999, was obtained from the Form 10-K filed by Marriott with the Securities and Exchange Commission for the year ended December 28, 2001. The summarized financial information presented for Marriott as of March 22, 2002, was obtained from the Form 10-Q filed by Marriott for the twelve-week period ended March 22, 2002.

                                                                            Page
Marriott International, Inc. and Subsidiaries:

    Selected Financial Data for the twelve-week period ended
        March 22, 2002, and the years ended December 28,
        2001, December 29, 2000 and December 31, 1999                        20

                           Other Financial Information

                  Marriott International, Inc. and Subsidiaries
                             Selected Financial Data
                      (in Millions, except per share data)





Condensed Consolidated Balance Sheet Data:
                                                            March 22,              December 28,
                                                                                                         December 29,
                                                               2002                    2001                    2000
                                                             ----------              ----------              ----------

Current assets                                                $1,510                  $2,130                  $1,645
Noncurrent assets                                              7,043                   6,977                   6,592
Current liabilities                                            1,687                   1,802                   1,917
Noncurrent liabilities                                         3,218                   3,827                   3,053
Stockholders' equity                                           3,648                   3,478                   3,267



Consolidated Statements of Income Data:


                                               Twelve Weeks           Fiscal Year          Fiscal Year          Fiscal Year
                                                   Ended                 Ended,               Ended                Ended
                                                 March 22,            December 28,        December 29,          December 31,
                                                   2002                  2001                2000                  1999
                                             ------------------     -----------------    ----------------      ---------------

Gross revenues                                       $2,383              $10,198             $10,135              $8,771

Costs and expenses (including
   income tax expense)                                2,301                9,962               9,656               8,371
                                                 -----------           ----------         -----------           ---------

Net income                                             $ 82                $ 236               $ 479               $ 400
                                                 ===========           ==========         ===========           =========

Basic earnings per share                              $0.34               $ 0.97              $ 1.99               $1.62
                                                 ===========           ==========         ===========           =========

Diluted earnings per share                            $0.32               $ 0.92              $ 1.89               $1.51
                                                 ===========           ==========         ===========           =========
